September 3, 2010

VIA EDGAR

Ms. Angie Kim
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission

Re:          Comment letter to Nicor Inc. dated August 23, 2010 –
Nicor Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 10, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 3, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 3, 2010
File No. 001-07297

Dear Ms. Kim:

This letter confirms our telephone conversation this morning.

On behalf of Nicor Inc., I requested a ten business day extension to respond to the referenced comment letter. You have agreed to the extension.  Nicor Inc. will submit its response on or before September 21, 2010.

Sincerely,

/s/ NEIL J. MALONEY
Neil J. Maloney
Associate General Counsel